# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gencor Industries, Inc., CIK 0000064472
CUSIP: 368678108
Title of class of securities: Common Stock, par value $.10 per share
Address of issuer's principal executive offices: 5201 NORTH ORANGE BLOSSOM TRAIL, Orlando, Florida (FL), 32810
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0002133650
Persons authorized to receive notices and communications: Marc G. Elliott, 5201 North Orange Blossom Trail, Orlando, Florida (FL), 32810, 407-290-6000

## Reporting persons
- E.J. Elliott Family Limited Partnership (CIK 0002133650): type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,541,305; sole dispositive power 0; shared dispositive power 3,541,305; aggregate amount beneficially owned 3,541,305 (24.2% of the class)
  Comment: Rows 8 and 10 consist of 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares. The calculation for the percentage in Row 13 is based on 12,338,845 shares of Common Stock outstanding and 2,318,857 shares of Class B Common Stock outstanding as of February 5, 2026 reported in the Issuer's Quarterly Report on Form 10-Q of the Issuer for the quarter ended December 31, 2025, filed with the SEC on February 6, 2026. Each share of Class B Common Stock is convertible at any time into one share of Common Stock at the option of the holder.
- E.J. Elliott, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,541,305; sole dispositive power 0; shared dispositive power 3,541,305; aggregate amount beneficially owned 3,541,305 (24.2% of the class)
  Comment: Rows 8 and 10 consist of 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares. The calculation for the percentage in Row 13 is based on 12,338,845 shares of Common Stock outstanding and 2,318,857 shares of Class B Common Stock outstanding as of February 5, 2026 reported in the Issuer's Quarterly Report on Form 10-Q of the Issuer for the quarter ended December 31, 2025, filed with the SEC on February 6, 2026. Each share of Class B Common Stock is convertible at any time into one share of Common Stock at the option of the holder.
- Marc G. Elliott (CIK 0001250808): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 461,296; shared voting power 3,541,305; sole dispositive power 461,296; shared dispositive power 3,541,305; aggregate amount beneficially owned 4,002,601 (27.3% of the class)
  Comment: Rows 7 and 9 consist of 269,016 Common Stock shares and 192,280 Class B Common Stock shares. Rows 8 and 10 consist of 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares. The calculation for the percentage in Row 13 is based on 12,338,845 shares of Common Stock outstanding and 2,318,857 shares of Class B Common Stock outstanding as of February 5, 2026 reported in the Issuer's Quarterly Report on Form 10-Q of the Issuer for the quarter ended December 31, 2025, filed with the SEC on February 6, 2026. Each share of Class B Common Stock is convertible at any time into one share of Common Stock at the option of the holder.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.10 per share
Name of issuer: Gencor Industries, Inc.
Address of issuer's principal executive offices: 5201 NORTH ORANGE BLOSSOM TRAIL, Orlando, Florida (FL), 32810
Comment: This Statement on Schedule 13D (this "Statement") is being filed jointly by the following persons (each, a "Reporting Person," and collectively, the "Reporting Persons"): E.J. Elliott Family Limited Partnership, a Nevada limited partnership ("FLP"), E.J. Elliott, LLC, a Nevada limited liability company ("LLC"), and Marc G. Elliott, an individual ("Mr. Elliott"). The Reporting Persons are making a single, joint filing because they may be deemed to constitute a "group" for purposes of Section 13(d), and/or because Mr. Elliott may be deemed to beneficially own the securities held by FLP by virtue of his control of LLC. The agreement among the Reporting Persons relating to the joint filing of this Statement is filed as Exhibit A hereto.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by: (i) FLP; (ii) LLC, the general partner of FLP; and (iii) Mr. Elliott, a United States citizen.
Residence or business address: The business address of each Reporting Person is: 5201 N Orange Blossom Trail, Orlando, Florida 32810
Present principal occupation or employment: FLP: investment holding vehicle; LLC: general partner of FLP; Mr. Elliott: President and Chairman of Board of Directors of the Issuer and manager of LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: FLP: Nevada; LLC: Nevada; Mr. Elliott: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On information and belief, FLP was assigned 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares by E.J. Elliott in exchange for interests in FLP. On May 1, 2026, Mr. Elliott was gifted membership interests in LLC, making him the majority member and manager of LLC, which is the general partner of FLP. As a result of that change in control of LLC, Mr. Elliott may be deemed to have acquired indirect beneficial ownership of the shares of Common Stock and Class B Common Stock held by FLP. Mr. Elliott used an aggregate of approximately $3.7 million of personal funds to purchase 269,016 Common Stock shares and 192,280 Class B Common Stock shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired and hold the securities of the Issuer for investment purposes. Subject to market conditions, evaluation of the Issuer's business, financial condition and prospects, and other factors, the Reporting Persons may from time to time acquire additional shares of Common Stock and/or Class B Common Stock, dispose of some or all of the shares of Common Stock and/or Class B Common Stock, and/or engage in hedging or other transactions with respect to the shares of Common Stock and/or Class B Common Stock. Except as described in this Statement and in Mr. Elliott's capacity as an officer and chairman of the board of directors of the Issuer, none of the Reporting Persons presently has any plans or proposals that relate to or would result in any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Elliott may, in his capacity as an officer and chairman of the board of directors of the Issuer, engage in discussions with the Issuer's management, board of directors and stockholders regarding the Issuer's operations, strategy, capitalization and governance, consistent with his fiduciary duties.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the most recently filed Quarterly Report on Form 10-Q of the Issuer for the quarter ended December 31, 2025, filed with the SEC on February 6, 2026, the Issuer had 12,338,845 shares of Common Stock outstanding and 2,318,857 shares of Class B Common Stock outstanding, both as of February 5, 2026. Each Reporting Person may be deemed to have the following beneficial ownership of shares of the Issuer: (i) FLP beneficially owns 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares (or 24.2% of the total number of shares outstanding); (ii) LLC may be deemed to beneficially own 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares (or 24.2% of the total number of shares outstanding); and (iii) Mr. Elliott may be deemed to beneficially own 1,787,844 Common Stock shares and 2,214,757 Class B Common Stock shares (or 27.3% of the total number of shares outstanding). Each share of Class B Common Stock is convertible at any time into one share of Common Stock at the option of the holder. All holdings in this Statement are reported as of the closing of business on May 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared power to vote and dispose of 1,518,828 Common Stock shares and 2,022,477 Class B Common Stock shares held by FLP. LLC and Mr. Elliott disclaim beneficial ownership of these shares held by FLP except to the extent of their pecuniary interest therein. Mr. Elliott has sole power to vote and dispose of 269,016 Common Stock shares and 192,280 Class B Common Stock shares. Each share of Class B Common Stock is convertible at any time into one share of Common Stock at the option of the holder.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Common Stock or Class B Common Stock during the sixty (60) days preceding the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, the limited partners of FLP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective partnership interests. No person other than the Reporting Persons and the limited partners of FLP is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: LLC serves as the general partner of FLP pursuant to that certain Amended and Restated Limited Partnership Agreement of FLP, dated as of April 1, 2010, as amended from time to time (the "Partnership Agreement"). Pursuant to the Partnership Agreement, LLC has authority to manage the business and affairs of FLP, including the voting and disposition of portfolio securities held by FLP, subject to the terms and conditions set forth therein. Mr. Elliott is the majority member and manager of LLC. From time to time, the Reporting Persons may enter into customary brokerage, custody or margin arrangements in the ordinary course of business with respect to the Shares. Except as described in this Statement, presently, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of May 8, 2026, by and among the Reporting Persons, pursuant to Rule 13d-1(k).

## Signatures
- E.J. Elliott Family Limited Partnership: /s/ Marc G. Elliott, Marc G. Elliott, Manager of its general partner (05/08/2026)
- E.J. Elliott, LLC: /s/ Marc G. Elliott, Marc G. Elliott, Manager (05/08/2026)
- Marc G. Elliott: /s/ Marc G. Elliott, Marc G. Elliott (05/08/2026)